UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

COMPASS DIVERSIFIED HOLDINGS
(Name of Issuer)

Shares(1)
(Title of Class of Securities)

20451Q104
(CUSIP Number)

Cora Lee Starzomski, Compass Group Investments, Ltd. Belvedere Building, 69 Pitts Bay Road, Pembroke HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

(1) Each share (collectively, the “Shares”) represents one undivided interest in the property of Compass Diversified Holdings (the “Trust”) and corresponds to one trust interest of Compass Group Diversified Holdings LLC held by the Trust.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: CGI Diversified Holdings, LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,681,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,681,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,681,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: NAVCO MANAGEMENT, INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,681,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,681,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,681,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: COMPASS GROUP INVESTMENTS, LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,681,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,681,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,681,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 20451Q104

1	NAMES OF REPORTING PERSONS: PATH SPIRIT LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,681,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		7,681,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,681,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

This Amendment No. 4 to Schedule 13D amends Amendment No. 3 filed on July 3, 2007, Amendment No. 2 filed on May 8, 2007, Amendment No. 1 filed on August 4, 2006 and Schedule 13D filed on May 26, 2006.

ITEM 1. SECURITY AND ISSUER

No amendments to item 1.

ITEM 2. IDENTITY AND BACKGROUND

This Amendment No. 4 to Schedule 13D relates to and is filed on behalf of the following Reporting Persons:

CGI Diversified Holdings, LP, a Bahamas exempted partnership with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau, Bahamas.

Navco Management Inc. (“Navco”), a Bahamas international business company with its principal offices at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59214, Nassau Bahamas..

Compass Group Investments, Ltd. (“CGI”), a Bermuda exempt company with its principal offices at Belvedere Building, 69 Pitts Bay Road, Hamilton HM 08, Bermuda.

Path Spirit Limited (“Path”), an English company limited by guarantee with its principal offices at 10 Norwich Street, London, EC4A 1BD, United Kingdom.

CGI Diversified Holdings, LP is managed by Navco, its general partner, and CGI, its sole limited partner. It is anticipated that CGI Diversified Holdings, LP and Navco will be redomiciled as similar entities under Bermuda law later this year.

Navco is managed by Thomas Hsu, a director, Peter Antturi, a director, Cora Lee Starzomski, a director, Lindsey Cancino, a director and Francelyn Bethel, a director.

CGI is managed by Thomas Hsu, a director and President, Peter Antturi, a director and Vice President and Cora Lee Starzomski, a director and Treasurer.

Navco and CGI are wholly-owned by Kattegat Limited, a Bermudian exempt company with principal offices at Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Kattegat Limited is wholly-owned by the Kattegat Trust, a Bermudian charitable trust, the trustee of which is Kattegat Private Trustees (Bermuda) Limited (the “Trustee”), a Bermudian trust company with its principal offices at 2 Reid Street, Hamilton HM 11, Bermuda. Path is the trust protector for the Trust. The Trustee is wholly-owned by the Lund Purpose Trust, a Bermudian purpose trust formed for the sole purpose of holding the shares of the Trustee.

The member directors of Path are Axel Karlshoej, Svend Erik Kjærgaard and Arthur Coady.

In the past five years, none of CGI Diversified Holdings, LP, Navco, CGI or Path, nor any of the respective directors and executive officers thereof named above has been convicted in a criminal proceeding or been a party to any action as a result of which it or he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Thomas K.Y. Hsu is a director of CNC Industries, which is an affiliate of the Expedo Group of Companies that manages a fleet of six vessels and whose address is Bloc A, 5 impasse de la Fontaine, MC 98000 Monaco. Mr. Hsu has been a Committee Director of the Britannia Steam Ship Insurance Association Limited since 1988. Mr. Hsu is a citizen of the United Kingdom.

Cora Lee Starzomski's business address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a managing director of Kattegat Limited, whose address is Belvedere Building, 69 Pitts Bay Road, Pembroke HM 08, Bermuda. Ms. Starzomski is a citizen of Canada.

Peter Antturi's business address is 1688 152nd Avenue, Suite 301, Surrey, B.C., V4A 4N2 Canada. Mr. Antturi is a business advisor. Mr. Antturi is a citizen of Canada.

Axel Karlshoej is the President and a director of Nordic Industries, a California general construction firm whose address is 1437 Furneaux Road, Marysville, California, USA, 95901. Mr. Karlshoej is a citizen of Denmark.

Svend Erik Kjærgaard’s business address is Nylandsvej 23, Vildbjerg 7480, Denmark. Mr. Kjærgaard is the president of Melgaard Farm. Mr. Kjærgaard is a citizen of Denmark.

Arthur F. Coady’s business address is #2 Resolute Road, P.O. Box N-7776, Lyford Cay, NP, Bahamas. Mr. Coady is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In addition to the information previously provided in this item 3, CGI Diversified Holdings, LP acquired 656,000 Shares from Concord Equity Inc. in a private sale on March 31, 2008. The purchase price was $8,364,000 and CGI Diversified Holdings, LP utilized working capital to complete the purchase. The source of the working capital was existing cash. No funds were borrowed for the purchase.

On March 31, 2008, Path replaced The Kattegat Trust Company Limited as the trust protector of the Kattegat Trust. Accordingly, as the protector of the Kattegat Trust with the voting and dispositive power over the shares of the Issuer’s common stock held by CGI Diversified Holdings, LP, Path became the ultimate controlling person of CGI Diversified Holdings, LP.

ITEM 4. PURPOSE OF TRANSACTION.

CGI Diversified Holdings, LP acquired the Shares from Concord Equity Inc. as described in item 3 above for investment purposes. The reporting persons have no plan or proposal that relates to, or would result in, any of the items set forth in the instructions to this item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

CGI Diversified Holdings, LP is the record and beneficial owner and has shared voting and dispositive power with respect to 7,681,000 Shares, representing approximately 24.4% of the outstanding Shares. Navco, the general partner of CGI Diversified Holdings, LP, shares voting and dispositive power with respect to the Shares owned by CGI Diversified Holdings, LP and, as a result, may be deemed to be a beneficial owner of such Shares. CGI is the sole limited partner of CGI Diversified Holdings, LP, and, as a result, may be deemed to be a beneficial owner of the Shares held by CGI Diversified Holdings, LP. As the ultimate controlling person of CGI Diversified Holdings, LP, Path is joining in this Schedule 13D as a reporting person with respect to 7,681,000 shares of the common stock of the Issuer, representing approximately 24.4% of the Issuer’s outstanding common stock. However, the filing of this Schedule shall not be construed as an admission that Path is, for any purpose, the beneficial owner of any of such shares of common stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described in herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) involving the reporting persons with respect to the securities of the Trust. None of the subject securities have been pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over the subject securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 2, 2008	COMPASS GROUP INVESTMENTS, LTD.

/s/ Cora Lee Starzomski, Director

Date: April 2, 2008	CGI DIVERSIFIED HOLDINGS, LP

	By:	Compass Group Investments, Ltd. its sole limited partner
	By:	Navco Management, Inc., its General Partner

/s/ Cora Lee Starzomski, Director

Date: April 2, 2008	NAVCO MANAGEMENT, INC.

/s/ Cora Lee Starzomski, Director

Date: April 2, 2008	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director